ADDENDUM TO
                  INVESTMENT MANAGEMENT AGREEMENT

      This Addendum dated January 1, 2008, is to the Investment Management Agreement made as of November 1, 2007, (the "Agreement") by and between Franklin California Tax-Free Trust, a Delaware statutory trust (the "Trust"), on behalf of THE SERIES LISTED ON ATTACHMENT A (each a "Fund" and collectively, the "Funds"), and Franklin Advisers, Inc., a California corporation, (the "Adviser").


      WHEREAS, both the Adviser and the Trust wish to revised the investment management fee schedule of the Agreement; and

      WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust present in person, approved the following addendum at a meeting on December 3, 2007.

      NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree as follows:

      A.   For purposes of  calculating  such fee, the value of the
      net assets of each Fund shall be determined in the same manner as such Fund uses to compute the value of its net assets in connection with the determination of the net asset value of its shares, all as set forth more fully in the Fund's current prospectus and statement of additional information. The annual rate of the management fee payable by each Fund shall be as follows:

           0.625% of the value of net assets up to and including
           $100 million;

           0.500% of the value of net assets over $100 million and not over $250 million;

           0.450% of the value of net assets over $250 million and not over $7.5 billion;

           0.440% of the value of net assets over $7.5 billion and not over $10 billion;

           0.430% of the value of net assets over $10 billion and not over $12.5 billion;

           0.420% of the value of net assets over $12.5 billion and not over $15 billion;

           0.400% of the value of net assets over $15 billion and not over $17.5 billion;

           0.380% of the value of net assets over $17.5 billion and not over $20 billion; and

           0.360% of the value of net assets in excess of $20 billion.

      IN WITNESS WHEREOF, this Addendum has been executed on behalf of each party as of the date set forth above.


FRANKLIN CALIFORNIA TAX-FREE TRUST
on behalf of Funds listed on Attachment A


By:
   /s/ KAREN L. SKIDMORE
      Karen L. Skidmore
Title:     Vice President and Secretary



FRANKLIN ADVISERS, INC.


By:
   /s/ EDWARD B. JAMIESON
      Edward B. Jamieson
Title:     President and Chief Investment Officer

           ATTACHMENT A


           Franklin California Insured Tax-Free Income Fund

           Franklin California Intermediate-Term Tax-Free Income
           Fund

           Franklin California Tax-Exempt Money Fund